UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 17)

AMPEX CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

032092-30-6

(CUSIP Number)

Craig L. McKibben

135 East 57th Street, 32nd Floor

New York, New York 10022

(212) 759-6301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032092306		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne Holdings Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

54,927
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

54,927
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (See Instructions)

HC

SCHEDULE 13D
CUSIP No. 032092306		Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Newhill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

54,927
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

54,927
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

SCHEDULE 13D
CUSIP No. 032092306		Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne & Company Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

56,625
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

56,625
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,625
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D
CUSIP No. 032092306		Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Craig L. McKibben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

28,451
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

200,798
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,998
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D
CUSIP No. 032092306		Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

248,982
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

248,982
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

AMENDMENT NO. 17

TO

SCHEDULE 13D

This Amendment No. 17 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed by the parties named below (collectively, the “Filing Parties”). Certain information in the Schedule 13D which has not changed since the filing of Amendment No. 16 thereto is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), of Ampex Corporation, a Delaware corporation (the “Company”). The number of shares of Class A Stock reported as beneficially owned by each Filing Party includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party, and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days of June 5, 2007 pursuant to outstanding options, warrants, rights or convertible securities.

The Company’s principal executive office is located at 1228 Douglas Avenue, Redwood City, California 94063.

The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 2.	Identity and Background.

(a) through (c). Peter Slusser, who is not a Filing Party, has resigned as a director of SHI and, accordingly, his holdings of Class A Stock are no longer included in this Statement.

(d) through (f). No change.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the date of filing of Amendment No. 16 to the Schedule 13D, the Filing Parties named herein have entered into or been subject to the following transactions in the Company’s Class A Stock, using the funds indicated below:

(b) Options Granted under the Company’s 1992 Stock Incentive Plan, as amended (the “Stock Incentive Plan”).

(i) On March 26, 2007, Mr. Bramson exercised 25,000 options granted to him under the Stock Incentive Plan for $1.15 per share. He used personal funds to pay the exercise price of these options. As previously reported in Amendment No. 13 to the Schedule 13D, Mr. Bramson resigned his positions as Chairman of the Board, CEO, President and a director of the Company on February 16, 2007. Accordingly, 12,500 of his options which had not yet vested as of the date of his resignation expired on that date, and 12,500 of his options that had previously vested but were not exercised within the three (3) month period following his resignation expired on May 16, 2007.

Page 7 of 10 Pages

(ii) On or about March 8, March 9 and March 12, 2007, Mr. McKibben exercised 2,085, 1,715 and 1,200 options, respectively, granted to him under the Stock Incentive Plan for $1.15 per share. On April 4, 2007, he exercised 7,033 additional options granted to him under the Stock Incentive Plan for $1.15 per share. Mr. McKibben used personal funds to pay the exercise price of these options.

(c) Market Transactions.

(i) Between March 22 and June 5, 2007, Mr. Bramson sold a total of 38,111 shares of Class A Stock, in open market brokerage transactions, at prices ranging from $14.60 to $20.30 per share.

(ii) Between March 8 and March 12, 2007, Mr. McKibben sold a total of 5,000 shares of Class A Stock, at prices ranging from $17.02 to $17.51. On or about April 4, 2007, he sold an additional 7,033 shares for $19.6758 per share. All of these shares were sold in open market brokerage transactions pursuant to a Rule 10b5-1 trading plan adopted by him on November 30, 2006.

Item 4.	Purpose of Transaction.

The option exercises and market transactions reported above in Items 3(a) and 3(b) by Messrs. Bramson and McKibben were effected for personal investment planning purposes. The option expirations were effected pursuant to the terms of the Stock Incentive Plan and the options awarded thereunder.

(a) One or more of the Filing Parties named in the Schedule 13D may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by such Filing Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

(b) – (j) As set forth below in Item 5, the Filing Parties may be deemed to hold beneficial ownership of approximately 11.7% of the outstanding Class A Stock. Accordingly, the Filing Parties may be in a position to exercise significant influence on the management and affairs of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Based upon information provided to the Filing Parties by the Company’s transfer agent, as of May 10, 2007 there were 3,890,506 shares of Class A Stock outstanding. Based upon that information, after taking into account the transactions described herein, the Filing Parties report the following direct and derivative holdings of Class A Stock as of June 5, 2007:

(i) No change.

(ii) No change.

(iii) No change.

(iv) Mr. McKibben owns 28,451 shares of Class A Stock directly and holds options to acquire 5,200 shares of Class A Stock under the Stock Incentive Plan. In addition, Mr. McKibben serves as sole administrator of the Ampex Trust, which (based on information disclosed in the Company’s Proxy Statement dated April 14, 2006 and certain other information available to this Filing Party) holds 172,347 shares of Class A Stock. Accordingly, Mr. McKibben may be deemed to be the beneficial owner of a total of 205,998 shares of Class A Stock, representing approximately 5.3% of the outstanding Class A Stock. Of that number, Mr. McKibben may be deemed to have sole voting and dispositive power over 28,451 shares; to have no voting or dispositive power over 5,200 shares underlying the options; and to have no voting power and sole dispositive power over 172,347 shares held by the Ampex Trust.

Page 8 of 10 Pages

(v) Mr. Bramson owns 192,357 shares of Class A Stock directly, and is also deemed to own beneficially a total of 56,625 shares of Class A Stock owned or controlled by SCI, NLP and SHI. Accordingly, Mr. Bramson is deemed to be the beneficial owner of a total of 248,982 shares, representing approximately 6.4% of the outstanding Class A Stock. Mr. Bramson may be deemed to have sole voting and dispositive power over all 248,982 shares.

(vi) The Filing Parties named herein, collectively, may comprise a “group” within the meaning of Section 13(d)(3) of the Act, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 454,980 shares, or approximately 11.7%, of the outstanding Class A Stock.

(c) Except as disclosed in this Amendment No. 17, none of the Filing Parties has effected any transactions in shares of Class A Stock during the past sixty days.

(d) No change.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

Page 9 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

SHERBORNE HOLDINGS INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

NEWHILL PARTNERS, L.P., by its general partner, Sherborne & Company Incorporated

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SHERBORNE & COMPANY INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

/s/ Craig L. McKibben
Craig L. McKibben

/s/ Edward J. Bramson
Edward J. Bramson

Page 10 of 10 Pages